(formerly Gammon Gold Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
SECOND QUARTER HIGHLIGHTS	3
OUTLOOK AND STRATEGY	5
SUMMARIZED FINANCIAL AND OPERATING RESULTS	6
REVIEW OF SECOND QUARTER FINANCIAL RESULTS	7
REVIEW OF YEAR-TO-DATE FINANCIAL RESULTS	7
DISCUSSION OF OPERATIONS	8
OPERATIONAL REVIEW – OCAMPO MINE	10
OPERATIONAL REVIEW – EL CHANATE MINE	17
OPERATIONAL REVIEW – EL CUBO MINE	19
EXPLORATION REVIEW	20
CONSOLIDATED EXPENSES	21
CONSOLIDATED OTHER INCOME / (EXPENSE)	22
CONSOLIDATED INCOME TAX EXPENSE	22
FINANCIAL CONDITION	23
KEY ECONOMIC TRENDS	23
LIQUIDITY AND CAPITAL RESOURCES	24
CONTRACTUAL OBLIGATIONS	26
OUTSTANDING SHARE DATA	26
OFF-BALANCE SHEET ARRANGEMENTS	26
FINANCIAL INSTRUMENTS AND HEDGING	26
TRANSACTIONS WITH RELATED PARTIES	27
SUBSEQUENT EVENTS	27
NON-GAAP MEASURES	28
RISKS AND UNCERTAINTIES	29
RECENT ACCOUNTING PRONOUNCEMENTS	31
INTERNATIONAL FINANCIAL REPORTING STANDARDS	33
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	35
CONTROLS AND PROCEDURES	37
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	38
CAUTIONARY NOTE TO U.S. INVESTORS	39
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	39

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated August 11, 2011, relates to the financial condition and results of operations of AuRico Gold Inc. (“the Company”) together with its wholly-owned subsidiaries, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2010, unaudited interim financial statements for the period ended June 30, 2011, and notes thereto. During the quarter, Gammon Gold Inc. formally changed its corporate name to AuRico Gold Inc. The change in corporate name was approved by the shareholders at the Annual and Special Shareholders’ Meeting on June 9, 2011.

On January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”), using a transition date of January 1, 2010 to accommodate comparative periods. As a result, the consolidated interim financial statements for the three and six months ended June 30, 2011 have been prepared in accordance with International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, and International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Prior to January 1, 2011, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Detailed reconciliations of 2010 figures previously reported under Canadian GAAP to IFRS are provided in note 5 to the June 30, 2011 Condensed Consolidated Financial Statements.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All results are presented in United States dollars (“US dollars” or “USD”), unless otherwise stated.

Throughout this document, gold equivalent ounces have been abbreviated as “Au(e)” and include silver ounces produced and sold converted to a gold equivalent, based on both the Company’s long-term gold equivalency ratio of 55:1 (“Au(e)(55:1)”), and the Company’s realized gold equivalency ratio for the relevant period (“Au(e)”).

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. The strong pipeline of development and exploration stage projects includes the Guadalupe y Calvo advanced development property in Chihuahua State and the Orion advanced development property in Nayarit State, along with six exploration properties throughout Mexico.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ), the New York Stock Exchange (NYSE: AUQ) and the Berlin Stock Exchange (BSX: GL7). Further details on AuRico Gold Inc. can be found in the Company’s associated documents, including the Annual Information Form, at www.sedar.com or on the Company’s website at www.auricogold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 29 and in the Company’s Annual Information Form.

The prices of gold and silver are the largest factors impacting the profitability and operating cash flow of the Company. The prices of gold and silver continued to hit new record highs during the second quarter of 2011, with average London PM Fix prices of $1,504 and $38.17 per ounce respectively; a 31% and 117% increase over the average prices of $1,152 and $17.62 per ounce respectively in the second quarter 2010. The price of silver significantly outperformed that of gold over the past 12 months, causing the realized silver-to-gold ratio to decline from 65:1 during the second quarter of 2010 to 39:1 in the second quarter of 2011. As a result of the volatility in the gold equivalency ratio during 2010 and 2011, when making annual and quarterly comparisons, the reader may wish to consider actual gold and silver production and sales, or gold equivalent production or sales calculated using the Company’s long-term gold equivalency ratio of 55:1.

SECOND QUARTER HIGHLIGHTS

−

On April 8, 2011, the Company completed the acquisition of Capital Gold Corporation (“Capital Gold”). For each common share, Capital Gold shareholders received 0.5209 common shares of the Company and a cash payment of $1.09. As a result of the transaction, the Company issued 32,796,771 common shares and made a cash payment of $68.6 million to Capital Gold shareholders. As a result of the acquisition, the Company now owns and operates the El Chanate gold mine located in Sonora, Mexico as well as the Orion development project in Nayarit, Mexico. The acquisition of Capital Gold significantly increases the Company’s gold production and gold reserves, while strengthening the Company as a leading, low cost, diversified gold and silver producer in Mexico.

3

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

−

The Company ended the quarter with a cash balance of $102.1 million, a $35.8 million, or 54%, increase over the cash balance immediately subsequent to the completion of the Capital Gold acquisition on April 8th of $66.3 million.

−

The Company generated record cash flow from operations of $54.4 million or $0.32 per share in the second quarter, representing a $38.7 million or 247% improvement over cash flow from operations in Q2 2010 of $15.7 million. Included in this quarterly result were $55.2 million and $14.3 million in operating cash inflows from the Ocampo and El Chanate mines, respectively, offset by $15.1 million in operating cash outflows associated with the El Cubo mine and the Company’s corporate functions.

−

After deducting capital expenditures of $33.7 million, net free cash flow was $20.7 million(1) in Q2 2011, a $33.6 million or 261% improvement over Q2 2010. Capital expenditures in the second quarter included $13.2 million related to capitalized stripping activities in the Ocampo and El Chanate open pits, $4.9 million related to development costs at the three underground operations at Ocampo and at El Cubo, $7.2 million related to sustaining capital, and $8.4 million related to exploration activities.

−

The Company produced 43,714 gold ounces and 1,235,341 silver ounces, or 66,175 Au(e)(55:1) during the second quarter of 2011. In Q2 2010, the Company produced 29,231 gold ounces, 1,280,201 silver ounces, or 52,506 Au(e)(55:1) . This increase in ounces produced was largely as a result of the acquisition of the El Chanate mine and an increase in ounces produced at Ocampo, slightly offset by the suspension of operations at the El Cubo mine during the second quarter of 2010. El Chanate and Ocampo contributed 15,324 and 6,488 additional Au(e)(55:1) , respectively, while El Cubo contributed 8,143 fewer Au(e)(55:1) to consolidated production in Q2 2011 as compared to Q2 2010. Using the Company’s realized gold equivalency ratios of 39:1 and 65:1, production in Q2 2011 and Q2 2010 equaled 75,073 Au(e) and 48,955 Au(e), respectively, a 53% improvement.

−

On a consolidated basis, cash costs per Au(e)(55:1) in the second quarter were $435(1) , compared to $484 per Au(e)(55:1) in Q2 2010, representing a decrease of 10% year-over-year. This decrease is largely due to continued productivity improvements and effective cost containment initiatives at Ocampo during the quarter, combined with higher cash costs at El Cubo in Q2 2010 prior to the suspension of operations. Using realized gold equivalency ratios, second quarter 2011 cash costs per Au(e) were $384, representing a decrease of 26% over Q2 2010 cash costs per Au(e) of $520.

−

Cash costs per Au(e)(55:1) at Ocampo were $399, a decrease of 6% from cash costs per Au(e)(55:1) of $426 in Q2 2010. Using realized gold equivalency ratios, cash costs per Au(e) at Ocampo were $340, a decrease of $118 per Au(e) or 26%, over cash costs of $458 per Au(e) in Q2 2010. As a result of continued productivity improvements and effective cost containment initiatives at Ocampo, on July 12, 2011 the Company decreased the 2011 cash cost outlook for Ocampo to $400 - $430 per Au(e)(55:1) , from $425 - $455 per Au(e)(55:1) .

−

On a consolidated basis, the Company recognized record quarterly revenue from mining operations of $112.9 million, an increase of 98% over Q2 2010 revenue of $57.0 million. This improvement was due to increases in realized gold and silver prices of 26% and 108% respectively during the quarter, combined with the additional production from Ocampo and El Chanate.

−

Earnings before other items were $43.8 million or $0.26 per share in the second quarter of 2011, an increase of $255.3 million or $1.79 per share over the loss before other items of $211.5 million or $1.53 per share in the same period in 2010. Excluding the impact of the Q2 2010 impairment charges, earnings before other items in Q2 2011 increased by $31.9 million or $0.17 per share over the same period in 2010. Earnings before other items in second quarter of 2011 included non-recurring charges of $8.7 million related to the acquisition of Capital Gold, and $3.6 million in mine standby costs related primarily to preparing for the recommencement of operations at the El Cubo mine.

−

Net earnings and net earnings per share were $24.5 million and $0.15 respectively, versus net loss and net loss per share of $174.3 million and $1.26 respectively in Q2 2010. Excluding non-recurring charges, net of tax, of $8.7 million related to the acquisition of Capital Gold, and $2.6 million in mine standby costs at El Cubo, net earnings were $35.8 million, or $0.21 per share.

−

Upon completing the acquisition of Capital Gold, the Company immediately deployed additional mining equipment to increase material movement rates at El Chanate. Optimization of the crushing and stacking operation has allowed the facility to recently increase the placement rate by almost 30% from 14,000 tonnes per day (“TPD”) to approximately 18,000 TPD. The higher stacking rate is expected to positively impact production and cash costs in the latter part of Q3 2011. In addition, the Company has begun to implement a possible 5-phase expansion plan; the first two phases target an increase in the crushing and stacking rate to 21,000 TPD by mid-2012.

−

During the second quarter, the Company completed approximately 38,600 metres of exploration drilling at the Ocampo mine, the El Chanate mine, and the Guadalupe y Calvo, Venus and Mezquite exploration projects. The results of this work have included successful drill-outs of resource-reserve blocks at Ocampo, several new vein discoveries within the Ocampo land block, positive drill results from the El Chanate Mine program, completion of the drilling to support a Preliminary Economic Assessment study at Guadalupe y Calvo, drilled discoveries of new high-grade mineralization at the Venus project north of Ocampo and the Mezquite Project in Zacatecas, and drill definition stage work at the Los Jarros, La Bandera, and Fraile Norte Projects.

4

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

−

Underground development and mining recommenced at the El Cubo mine on May 1st and averaged a mining rate of 1,108 TPD of ore in June, significantly ahead of planned rates. As a result of efforts made during the second quarter, processing resumed at the Las Torres mill on July 11, 2011. During the month of July, mining rates continued to be ahead of planned rates, averaging 1,011 TPD. As of August 7, 2011, ore stockpiled exceeds 55,000 tonnes.

−	On June 9, 2011, the Company received approval to change its name to AuRico Gold Inc. at the Company’s Annual and Special Meeting of Shareholders, with the change taking effect on June 14, 2011.

(1)

The Company has included non-GAAP performance measures, total cash cost per gold equivalent ounce and net free cash flow, throughout this document. For further information, see the Non-GAAP Measures section on page 28.

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost mid-tier precious metal producer focused on growth in North America. The Company positions itself to deliver superior shareholder value by building a culture of excellence in every aspect of what the Company does, through organic growth, exploration, accretive industry consolidation, and commitment to socially responsible practices within the communities in which the Company works. The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

-	Realizing optimization opportunities at the Ocampo, El Chanate and El Cubo operations;
-	Fully establishing Santa Eduviges as a second operating underground mine at Ocampo;
-	Exploring the potential in developing the third underground mine, Level 2, at Ocampo;
-	The continuation of the Company’s exploration program which is designed to convert resources to reserves, increase resources, and increase the production profile;
-	Pursuing development strategies for both the Guadalupe y Calvo and Orion projects; and
-	Actively pursuing selective accretive acquisitions.

The Company has begun to implement a possible 5-phase strategic expansion program at the El Chanate mine. Phase 1 and 2 of the plan targets an increase in the crushing and stacking rate to 21,000 TPD by mid-2012, a 50% increase over the crushing and stacking rates reported in 2010. The decision to proceed with any, or all, of the remaining phases will be made following the completion of the 2011 year-end El Chanate reserve update that will incorporate the 213 holes drilled to June 30th that are not included in the previous reserve and the 20,000 metres expected to be drilled in the second half of 2011. With a new reserve anticipated to be issued in late Q1 2012, together with an updated mine design, a decision will be made on how many of the remaining phases will be completed to reach optimal capacity.

The Company’s growth initiatives are expected to be supported by the significant improvement in the Company’s cash flow performance realized in 2010 and into 2011 that, together with the Company’s working capital position and strong cash balance, will be sufficient to fund the Company’s anticipated working capital requirements, the advancement of the Guadalupe y Calvo and Orion projects, capital expenditures and growth plans.

On July 21, 2011, the Company revised its guidance for fiscal 2011 for Ocampo, El Cubo and El Chanate (assuming a silver-to-gold ratio of 55:1):

	ORIGINAL GUIDANCE	REVISED GUIDANCE
Gold production	167,000 – 189,000 ounces	175,000 – 195,000 ounces
Silver production	4,840,000 – 5,555,000 ounces	4,950,000 – 5,500,000 ounces
Gold equivalent production	255,000 – 290,000 ounces	265,000 – 295,000 ounces
Total cash costs per gold equivalent ounce	$455 - $485	$445 - $475

The above guidance includes the production attributable to the Company from El Chanate for the balance of the year. The Company used a Mexican peso to US dollar foreign exchange rate of 12:1 to forecast 2011 cash costs per gold equivalent ounce. A 10% weakening of the peso in comparison to the US dollar would result in a decrease in the Company’s cash costs of approximately $25 per gold equivalent ounce. In forecasting gold equivalent production and cash costs per gold equivalent ounce, the Company used a silver-to-gold ratio of 55:1. A 10% strengthening or weakening of the price of silver in comparison to the price of gold over the remainder of the year would result in an increase or decrease in gold equivalent production by approximately 5,000 ounces, and a decrease or increase in cash costs per gold equivalent ounce by approximately $14.

5

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		QUARTER ENDED		QUARTER ENDED		SIX MONTHS ENDED		SIX MONTHS ENDED
		JUNE 30, 2011		JUNE 30, 2010		JUNE 30, 2011		JUNE 30, 2010
Gold ounces sold		43,798		28,151		69,829		57,207
Silver ounces sold		1,219,058		1,257,683		2,279,364		2,597,341
Gold equivalent ounces sold (realized)(1)		74,767		47,499		125,448		96,891
Gold equivalency ratio (realized)(4)		39		65		41		66
Gold ounces produced		43,714		29,231		69,596		57,662
Silver ounces produced		1,235,341		1,280,201		2,270,515		2,564,272
Gold equivalent ounces produced (realized)(1)		75,073		48,955		124,927		97,016
Revenue from mining operations		$112,904		$57,044		$183,217		$111,731
Production costs, excluding amortization and depletion		$32,398		$24,145		$51,391		$49,725
Earnings before other items		$43,809		$(211,480)		$67,361		$(199,254)
Net earnings / (loss)		$24,523		$(174,272)		$36,309		$(173,095)
Net earnings / (loss) per share		$0.15		$(1.26)		$0.24		$(1.25)
Net earnings / (loss) per share, diluted		$0.15		$(1.26)		$0.24		$(1.25)
Cash flows from operations		$54,413		$15,694		$88,034		$30,706
Net free cash flow(2)		$20,739		$(12,900)		$27,150		$(20,703)
Total cash		$102,119		$102,736		$102,119		$102,736
Total assets		$1,318,522		$758,620		$1,318,522		$758,620
Total long-term financial liabilities		$42,672		$33,553		$42,672		$33,553
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs per gold equivalent ounce (realized)(2)(5)		$384		$520		$383		$523
Total cash costs per gold ounce(2)		$(414)		$52		$(473)		$86
Average realized gold price per ounce		$1,509		$1,201		$1,463		$1,156
Average realized silver price per ounce		$38.39		$18.47		$35.56		$17.63
Gold equivalent ounces sold (55:1)(3)		65,962		51,018		111,271		104,431
Gold equivalent ounces produced (55:1)(3)		66,175		52,506		110,878		104,284
Total cash costs per gold equivalent ounce (55:1)(2)(3)(5)		$435		$484		$432		$486
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 28.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)	Silver ounce equal to one gold ounce.
(5)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

6

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF SECOND QUARTER FINANCIAL RESULTS

During the second quarter of 2011, the Company sold 43,798 gold ounces and 1,219,058 silver ounces compared to sales of 28,151 gold ounces and 1,257,683 silver ounces in the second quarter of 2010. Using the Company’s long-term gold equivalency ratio of 55:1, 65,962 Au(e)(55:1) were sold in the second quarter of 2011, representing a 29% increase over sales of 51,018 Au(e)(55:1) in the same period of the prior year. This increase was as a result of improved production at Ocampo, combined with the additional production from the newly acquired El Chanate mine. The increase was partially offset by a reduction in ounces sold at El Cubo as a result of the suspension of operations in Q2 2010. Using the realized gold equivalency ratios of 39:1 and 65:1, Au(e) sold in the second quarter of 2011 and 2010 were 74,767 and 47,499, respectively. Second quarter revenues nearly doubled to $112.9 million, as compared to Q2 2010 revenues of $57.0 million. This $55.9 million increase in revenue was due to an increase in realized gold and silver prices of 26% and 108% respectively, combined with the increase in ounces sold.

Earnings before other items were $43.8 million in the second quarter of 2011, representing a $255.3 million improvement over Q2 2010 loss before other items of $211.5 million. Before impairment charges of $223.4 million at El Cubo in Q2 2010, earnings before other items were $11.9 million. Excluding the impact of the Q2 2010 impairment charges, earnings before other items in Q2 2011 increased by $31.9 million or 268% as compared to the prior year. This improvement resulted from the increase in revenues at Ocampo mentioned previously, and the addition of earnings from El Chanate. El Chanate’s earnings before other items include $4.3 million in production costs relating to the purchase-date fair value adjustment on heap leach inventory. In addition, earnings before other items in Q2 2011 include $8.7 million in Capital Gold acquisition-related costs.

Consolidated net earnings were $24.5 million in the second quarter of 2011, representing a $198.8 million increase over the Company’s Q2 2010 consolidated net loss of $174.3 million. Before net impairment charges of $194.6 million at El Cubo in Q2 2010, consolidated net earnings were $20.3 million or $0.15 per share for the quarter ended June 30, 2010. Excluding the impact of the Q2 2010 net impairment charges, earnings in Q2 2011 increased by $4.2 million over the prior year, primarily as a result of El Chanate’s earnings contribution, and improved performance at Ocampo, which was partially offset by an increase in tax expense.

Cash costs per Au(e)(55:1) ounce were $435 in Q2 2011 compared to $484 in Q2 2010, representing a decrease of 10% over the prior year. This decrease in consolidated cash costs per ounce was primarily due to continued productivity improvements and effective cost containment initiatives at Ocampo. In addition, Q2 2010 included higher cost ounces from El Cubo in consolidated cash costs, whereas the mine had no production during Q2 2011. Using realized gold equivalency ratios, total cash costs per Au(e) for the second quarter decreased 26% to $384, compared to $520 per gold equivalent ounce in the same period in 2010.

The Company reported cash flow from operations during the second quarter of $54.4 million, an increase of $38.7 million or 247%, over the prior year result of $15.7 million. This increase in operating cash flow arose primarily as a result of the improving gold and silver prices mentioned previously, along with the acquisition of El Chanate during the quarter. Second quarter operating cash flows included $55.2 million in operating cash flow from the Ocampo mine and $14.3 million in operating cash flow from the El Chanate mine, offset by $15.1 million in operating cash outflows associated with the recommencement of operations at the El Cubo mine and the Company’s corporate functions. After deducting capital expenditures of $33.7 million, the Company’s Q2 2011 net free cash flow was $20.7 million in Q2 2011, representing a $33.6 million increase over Q2 2010.

REVIEW OF SIX MONTH FINANCIAL RESULTS

During the first half of 2011, the Company sold 111,271 gold equivalent ounces (using the long-term gold equivalency rate of 55:1), representing an increase in sales of 6,840 gold equivalent ounces over the same period of the prior year or 7%. Total year-to-date revenues have increased to $183.2 million, compared to year-to-date revenues in 2010 of $111.7 million. This $71.5 million increase was due to an increase in ounces sold at Ocampo, the inclusion of ounces sold from the El Chanate mine, and a 27% and 102% strengthening of the price of gold and silver respectively, partially offset by fewer ounces produced from El Cubo due to the suspension of operations in Q2 2010.

Earnings before other items were $67.3 million or $0.44 per share in the first half of 2011, representing a $266.6 million improvement over the loss before other items of $199.3 million or $1.44 per share in the same period of 2010. Before impairment charges of $223.4 million at El Cubo in the first half of 2010, earnings before other items were $24.1 million or $0.17 per share. Excluding the impact of the impairment charges in the first half of 2010, year-to-date earnings before other items in 2011 increased by $43.2 million or 179% as compared to the prior year. This increase was due to the improvement in revenues at Ocampo mentioned previously, combined with the addition of positive earnings before other items from El Chanate during the quarter. In addition, earnings before other items in the first half of 2011 included $9.4 million in Capital Gold acquisition-related costs.

Consolidated net earnings were $36.3 million in the first six months of 2011, representing a $209.4 million increase over the Company’s consolidated net losses of $173.1 million in the first half of 2010. Excluding net impairment charges of $194.6 million, consolidated net earnings were $21.5 million or $0.16 per share for the six months ended June 30, 2010. Excluding these net impairment charges, earnings for the first six months of 2011 increased by $14.8 million over the prior year, primarily as a result of El Chanate’s contribution to earnings in Q2 2011, and improved earnings at Ocampo during the first half of the year.

7

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per Au(e)(55:1) ounce were $432 in the first half of 2011 compared to $486 in the first half of 2010, representing a decrease of 11% over the prior year. This decrease in consolidated cash costs per ounce is primarily due to continued productivity improvements and effective cost containment at Ocampo. In addition, consolidated cash costs in the first half of 2010 included higher cost ounces from El Cubo, whereas the mine had no production in the first half of 2011. Using realized gold equivalency ratios, total cash costs per Au(e) for the first half of 2011 decreased 27% to $383, compared to $523 per gold equivalent ounce in the same period in 2010.

The Company reported cash flow from operations during the first half of the year of $88.0 million, an increase of $57.3 million or 187%, over the prior year-to-date result of $30.7 million. After deducting capital expenditures of $60.9 million, the Company’s net free cash flow was $27.1 million in the first half of 2011, representing a $47.8 million increase over the same period in 2010.

DISCUSSION OF OPERATIONS

(in thousands, except ounces and total cash costs)
THREE MONTHS ENDED	OCAMPO		EL CHANATE		EL CUBO		CORPORATE
JUNE 30	2011	2010	2011(5)	2010	2011	2010	2011	2010
Gold ounces sold	27,920	23,835	15,878	-	-	4,316	-	-
Silver ounces sold	1,189,166	1,036,246	29,892	-	-	221,437	-	-
Gold equivalent ounces sold (realized)(1)	58,120	39,744	16,647	-	-	7,755	-	-
Gold ounces produced	28,843	24,963	14,871	-	-	4,268	-	-
Silver ounces produced	1,210,429	1,066,998	24,912	-	-	213,203	-	-
Gold equivalent ounces produced (realized)(1)	59,568	41,362	15,505	-	-	7,593	-	-

Revenue from mining operations	$87,795	$47,811	$25,109	-	-	$9,233	-	-
Production costs	$19,317	$17,780	$13,081	-	-	$6,365	-	-
Refining costs	$472	$407	$101	-	-	$150	-	-
Mine standby costs	-	-	-	-	$3,591	$4,315	-	-
Net earnings / (loss) before other items	$53,385	$19,853	$9,806	-	$(4,473)	$(227,288)	$(14,909)	$(4,045)
Cash flow from operations	$55,213	$20,416	$14,283	-	$(6,354)	$(1,162)	$(8,729)	$(3,560)
Total cash costs per gold equivalent ounce (realized)(2)(4)	$340	$458	$486	-	-	$840	-	-
Total cash costs per gold ounce(2)	$(925)	$(40)	$486	-	-	$562	-	-
Gold equivalent ounces sold (55:1)(3)	49,541	42,676	16,421	-	-	8,342	-	-
Gold equivalent ounces produced (55:1)(3)	50,851	44,363	15,324	-	-	8,143	-	-
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)	$399	$426	$486	-	-	$781	-	-
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 28.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

(5)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

8

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands, except ounces and total cash costs)
SIX MONTHS ENDED	OCAMPO		EL CHANATE		EL CUBO		CORPORATE
JUNE 30	2011	2010	2011(5)	2010	2011	2010	2011	2010
Gold ounces sold	53,951	46,241	15,878	-	-	10,966	-	-
Silver ounces sold	2,249,472	2,056,450	29,892	-	-	540,891	-	-
Gold equivalent ounces sold (realized)(1)	108,801	77,605	16,647	-	-	19,286	-	-
Gold ounces produced	54,725	46,818	14,871	-	-	10,844	-	-
Silver ounces produced	2,245,603	2,027,815	24,912	-	-	536,457	-	-
Gold equivalent ounces produced (realized)(1)	109,422	77,908	15,505	-	-	19,108	-	-
Revenue from mining operations	$158,108	$89,713	$25,109	-	-	$22,018	-	-
Production costs	$38,310	$34,656	$13,081	-	-	$15,069	-	-
Refining costs	$833	$756	$101	-	-	$240	-	-
Mine standby costs	-	-	-	-	$11,146	$4,315	-	-
Net earnings / (loss) before other items	$90,964	$35,014	$9,806	-	$(12,399)	$(226,225)	$(21,010)	$(8,043)
Cash flow from operations	$106,777	$37,353	$14,283	-	$(17,924)	$2,003	$(15,102)	$(8,650)
Total cash costs per gold equivalent ounce (realized)(2)(4)	$360	$456	$486	-	-	$794	-	-
Total cash costs per gold ounce(2)	$(755)	$(19)	$486	-	-	$533	-	-
Gold equivalent ounces sold (55:1)(3)	94,850	83,631	16,421	-	-	20,800	-	-
Gold equivalent ounces produced (55:1)(3)	95,554	83,688	15,324	-	-	20,596	-	-
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)	$413	$423	$486	-	-	$736	-	-
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 28.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)

Cash costs for the Ocampo and El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

(5)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

9

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – OCAMPO MINE

The Ocampo mine, which was commissioned in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. Ocampo is comprised of six open pits and two underground mines, with milling and heap leach processing facilities. During the second quarter, Ocampo increased production by 6,488 Au(e)(55:1), or 15%, over Q2 2010 while decreasing cash costs per ounce by 6% Au(e)(55:1), despite the strengthening of the Mexican peso, and inflationary pressures on labour, energy and other consumables.

OCAMPO UNDERGROUND MINE

	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2011	JUNE 30, 2010
Tonnes of ore mined(3)	173,190	136,531
Tonnes of ore mined per day	1,903	1,500
Average grade of gold(1)	3.00	2.22
Average grade of silver(1)	150	138
Average grade of gold equivalent(1)	6.79	4.34
Average grade of gold equivalent (55:1) (1)(2)	5.73	4.73
Metres developed	7,520	4,744
(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Includes 906 tonnes and 9,265 tonnes of low grade development material sent to the heap leach for processing during the three months ended June 30, 2011 and June 30, 2010.

The Company mined 173,190 tonnes, or 1,903 TPD, of underground ore in the second quarter of 2011, an increase of 36,659 tonnes, or 27% over the same prior year period. Consistent with prior quarters, underground grades were in line with the reserve grades reported as of December 31, 2010.

During the second quarter of 2011, the Company completed a record total of 7,520 metres of development, which represents an increase of 3% over the 7,291 metres developed in the first quarter of 2011, and a 59% improvement over the metres developed in the second quarter of 2010.

Ocampo’s second underground mine, Santa Eduviges, which is located under the current open pits and is within close proximity of the main crushing circuit, was commissioned at the end of the fourth quarter of 2010. During the second quarter, the Company mined 27,419 tonnes of ore, or 301 TPD, and completed 832 metres of development at the mine, an increase of 10,783 tonnes of ore, or 116 TPD, and an increase of 66 metres of development as compared to Q1 2011. Both of these results are included within the total underground figures discussed above. The mine is scheduled to continue ramping up production to approximately 500 TPD later in 2011, as the mine is nearing access to the central core of the deposit.

10

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO OPEN PIT MINE

	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2011	JUNE 30, 2010
Total tonnes mined	10,058,457	9,383,624
Total tonnes mined per day	110,532	103,117
Tonnes of ore mined	591,773	1,128,527
Capitalized stripping and other tonnes	8,272,310	6,073,381
Operating stripping ratio	2.02:1	1.93:1
Average grade of gold(1)	0.65	0.50
Average grade of silver(1)	28	28
Average grade of gold equivalent(1)	1.37	0.93
Average grade of gold equivalent (55:1) (1)(2)	1.16	1.01
Low grade tonnes stockpiled ahead of the heap leach	24,440	83,160
Average grade of gold(1)	0.25	0.20
Average grade of silver(1)	8	18
Average grade of gold equivalent(1)	0.44	0.47
Average grade of gold equivalent (55:1) (1)(2)	0.40	0.53
(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The Company mined 10,058,457 tonnes from the open pit in the second quarter, a 7% improvement over the tonnes mined in Q2 2010. Despite the increased tonnage, tonnes of ore mined declined 48% from 1,128,527 tonnes in the second quarter of 2010 to 591,773 tonnes in the second quarter of 2011. This decline was due to the resequencing of the final push-backs in the Picacho and Refugio open pits, which has deferred access to heap leach material.

Push-backs continued during the quarter in the Picacho, Conico and Refugio open pits, with greater amounts of heap leach material being accessed as the quarter progressed. During the month of June, the push-backs began to access mill-grade ore, with the Picacho and Refugio push-backs nearing completion.

During the quarter, the Company continued its stripping activities at the Picacho open pit, mining 5,681,096 tonnes during the second quarter, compared to 5,011,056 tonnes the first quarter of 2011. To date, stripping activities at Picacho total approximately 34.2 million tonnes. Stripping activities also continued at the Conico and Refugio open pits with 2,564,879 and 26,335 tonnes being mined, respectively, compared to 2,653,801 and 404,635 tonnes in the previous quarter. Overall capitalized stripping activities at Ocampo represented a capital investment of $10.4 million during the second quarter, compared to $9.9 million in Q1 2011.

Excluding capitalized stripping and other capitalized activity, mining from the open pit totaled approximately 1.8 million tonnes in Q2 2011, an increase of 0.2 million tonnes as compared to Q1 2011.

11

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO MILL CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2011	JUNE 30, 2010
Tonnes from the underground mine	171,512	130,669
Average grade of gold processed(1)	3.01	2.22
Average grade of silver processed(1)	150	138
Gold equivalent grade processed(1)	6.81	4.34
Gold equivalent grade processed (55:1)(1)(2)	5.74	4.73
Tonnes from the open pit mine	118,175	158,928
Average grade of gold processed(1)	1.86	1.30
Average grade of silver processed(1)	75	66
Gold equivalent grade processed(1)	3.75	2.32
Gold equivalent grade processed (55:1)(1)(2)	3.22	2.50
Total tonnes of ore processed	289,687	289,597
Total tonnes of ore processed per day	3,183	3,182
Average grade of gold processed(1)	2.54	1.71
Average grade of silver processed(1)	119	99
Gold equivalent grade processed(1)	5.56	3.23
Gold equivalent grade processed (55:1)(1)(2)	4.70	3.51
Average gold recovery rate	97%	96%
Average silver recovery rate	88%	81%
Gold ounces produced	23,603	15,115
Silver ounces produced	989,717	732,233
Gold equivalent ounces produced	48,692	26,361
Gold equivalent ounces produced (55:1)(3)	41,598	28,428
(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The Ocampo mill circuit processed 289,687 tonnes or 3,183 TPD, during the second quarter, which was consistent with the tonnes processed in the same quarter of 2010 of 289,597 tonnes, or 3,182 TPD. The Ocampo mill circuit continues to consistently process ore near targeted levels with high availability. Average recovery rates for silver improved significantly during the quarter, with an 88% recovery rate realized during the second quarter, compared to 81% in the first quarter of 2011. Average recovery rates for gold remained consistent at 97% during the second quarter.

Using the Company’s long-term gold equivalency ratio of 55:1, grades processed at the mill facility increased from 3.51 gold equivalent grams per tonne in Q2 2010 to 4.70 gold equivalent grams per tonne in Q2 2011. This improvement is primarily due to the increased contribution to the mill facility of higher grade ore from the underground mine, lower dilution, and a reduction in the lower grade open pit contribution. Grades from the open pit operations continue to improve as a result of the lower tonnage required for mill feed and the resultant increase in the pit cut-off grade to the mill. In the open pit, higher grades were encountered in the Picacho upper benches, which also contributed to the increase in open pit grades. Realized mill grades increased 72% to 5.56 gold equivalent grams per tonne in Q2 2011 from 3.23 in the same period in 2010.

During the second quarter, using the Company’s long-term gold equivalency ratio of 55:1, gold equivalent ounces produced increased by 46% to 41,598 ounces, as compared to the same quarter of the prior year. This increase was due to the 34% improvement in grades and improvements in silver recoveries. Realized gold equivalent ounces produced increased by 85% to 48,692 gold equivalent ounces.

12

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO CRUSHING AND HEAP LEACH CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2011	JUNE 30, 2010
Open pit ore tonnes placed on the heap leach pad	476,262	902,243
Underground mine tonnes placed on the heap leach pad	906	9,265
Total tonnes of ore processed	477,168	911,508
Total tonnes of ore processed per day	5,244	10,017
Average grade of gold processed(1)	0.35	0.40
Average grade of silver processed(1)	17	23
Gold equivalent grade processed(1)	0.78	0.74
Gold equivalent grade processed (55:1)(1)(2)	0.66	0.82
Gold ounces produced	5,240	9,848
Silver ounces produced	220,712	334,765
Gold equivalent ounces produced	10,876	15,001
Gold equivalent ounces produced (55:1)(3)	9,253	15,935
(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

During the second quarter of 2011, the Company placed 477,168 tonnes on the heap leach pad at an average stacking rate of 5,244 TPD, representing a 48% decline over the Q2 2010 stacking rate, but an increase of 1,735 TPD or 49% when compared to Q1 2011. Access to heap leach ore continues to improve as the open pit push-backs near completion, and the Company anticipates approaching design stacking rates by the end of Q3 2011. During the month of July, the Company placed an average of 8,952 TPD of ore on the heap leach pad.

During the second quarter, using the Company’s long-term gold equivalency ratio of 55:1, the gold equivalent grades placed on the heap leach declined from 0.82 grams per tonne in Q2 2010 to 0.66 gold equivalent grams per tonne, primarily due to lower volumes of heap leach ore being available from the open pit. Realized grades were 0.78 gold equivalent grams per tonne in the second quarter of 2011, compared to 0.74 gold equivalent grams per tonne in the same quarter of the prior year.

Using the Company’s long-term gold equivalency ratio of 55:1, gold-equivalent ounces produced in Q2 2011 decreased by 42% to 9,253 ounces, as compared to the prior year comparable quarter. As discussed above, this decrease was due to the 48% decline in tonnes processed and a 20% decline in grades. Realized gold equivalent ounces produced also decreased 27% from 15,001 Au(e) in Q2 2010 to 10,876 Au(e) in Q2 2011.

As of June 30, 2011, the Company had 24,440 tonnes of ore, grading 0.40 Au(e)(55:1), stockpiled ahead of the heap leach compared to 83,160 tonnes of ore at 0.53 Au(e)(55:1) at the end of Q2 2010.

OCAMPO CASH COSTS

Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce at Ocampo were $399 in the second quarter of 2011, compared to cash costs of $426 per gold equivalent ounce in the second quarter of 2010. Cash costs decreased by $27 per gold equivalent ounce or 6% quarter-over-quarter as a result of continued productivity improvements and effective cost containment initiatives, which resulted in savings in labour, diesel and other consumables despite an increase in market rates and the strengthening of the Mexican peso. On a year-to-date basis, Ocampo’s cash costs were $413 using the long-term gold equivalency ratio of 55:1, compared to $423 per gold equivalent ounce during the same period in 2010.

Using the realized gold equivalency ratio of 39:1, second quarter cash costs were $340 per gold equivalent ounce compared to $458 per gold equivalent ounce in the second quarter of 2010. On a year-to-date basis, cash costs were $360 per gold equivalent ounce compared to $456 per gold equivalent ounce during the same period in 2010.

13

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO EXPLORATION

During the quarter, the Company completed 160 drill holes for 24,382 metres at Ocampo, divided into 130 holes for 21,133 metres of surface exploration and 30 holes for 3,249 metres of underground drilling. The reduced level of underground drilling is due to the Company switching to a new primary drilling contractor and the mobilization period required to undertake this change. On a year-to-date basis, the Ocampo drill program consisted of 439 diamond drill holes for 73,471 metres, divided into 43,298 metres of surface drilling and 30,173 metres of underground drilling. In addition, the Company completed 2,149 metres of underground exploration drifting during the quarter, for a total of 3,843 metres of drifting in the first half of 2011. Results of this exploration have been positive, and the Company intends to continue an aggressive drilling program for the remainder of the year.

Despite the reduced drilling in the underground mine, there were encouraging results from drilling completed late in the first quarter of 2011, including three very high-grade holes in the northeast extension of the San Amado vein. During the second quarter, some new northeast-striking veins were discovered near the intersection of the Santa Juliana and Aventurero veins, as well as some new mineralization on unnamed veins in the northern part of the mine. The underground drilling results completed during the first half of 2011 are being compiled into the mine geology 3D interpretations, and will be used to update the reserves and resources at year end.

Some of the better intercepts from this quarter’s underground drilling include:

HOLE	VEIN	FROM (M)	TO (M)	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	GOLD EQUIVALENT (G/T) (55:1)
OU-0981	UNNAMED	144.3	146.9	2.6	3.90	189	7.35
OU-0981	UNNAMED	166.8	167.4	0.6	3.36	91	5.01
OU-0981	UNNAMED	254.3	254.8	0.5	3.83	22	4.23
OU-0983	UNNAMED	43.6	44.8	1.2	1.95	66	3.15
OU-0983	UNNAMED	135.7	136.9	1.2	2.59	143	5.18
OU-0986	UNNAMED	195.0	199.1	4.1	6.16	335	12.25
OU-0988	UNNAMED	214.6	215.0	0.4	5.67	157	8.52
OU-0993	UNNAMED	199.5	200.4	0.9	4.29	71	5.59
OU-0993	ROSARIO	216.0	223.9	7.9	1.91	137	4.39
OU-1063	SAN AMADO	151.9	153.2	1.3	41.71	724	54.87
OU-1064	SAN AMADO	162.35	162.8	0.45	34.20	68	35.43
OU-1067	SAN AMADO	191.25	193.15	1.9	19.35	288	24.58
OU-1083	UNNAMED	171.0	171.4	0.4	9.11	564	19.36
OU-1100	DOG CLAVO	124.6	125.2	0.7	0.65	230	4.49
OU-1101	DOG CLAVO	138.1	138.8	0.8	5.11	370	11.84
OU-1109	UNNAMED	130.9	131.4	0.5	5.82	919	22.53
OU-1148	UNNAMED	5.9	6.3	0.4	3.36	282	8.49
OU-1149	UNNAMED	213.7	214.2	0.5	3.06	241	7.44

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Ian Hardesty, Chief Underground Geologist for Ocampo. All sample analyses were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with atomic absorption finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program was used at Ocampo, per Company policy. Sample lengths are not necessarily true widths. Further information regarding sample methods, analysis, quality control and quality assurance is provided within the Company’s Annual Information Form, which is available at www.sedar.com or on the Company’s website at www.auricogold.com.

During the quarter, Ocampo surface exploration drilling was focused on drilling out resource-reserve patterns at the Altagracia, Belen, and El Rayo veins, in-fill drilling portions of the Picacho open pit, and discovery drilling on several new targets. In all, 13 target areas were under drilling during the quarter, bringing the year-to-date total to 17 targets tested by surface drilling. The largest share of drill meterage was invested in the Altagracia, Belen, and Picacho projects. Results to date have been positive from all the resource-reserve drilling, and new discoveries have been made at the Monos, Cerro Sur, Veta Roja, El Cubiro, Maria, and San Martin veins, as well as delineating near-surface mineralization at the Aventurero vein.

Highlights from surface exploration activities during the quarter include:

-	Completed 23 drill holes for 5,020 metres in the Altagracia target area. Three of these holes cut mineralized lengths in excess of 10 metres with grades greater than present open pit cut-off grades, and three drill holes cut grades in excess of present underground mining cut-off grades when true thicknesses and minimum mining widths of 0.8 metres are considered. One of the best intercepts was in hole OG-1354 that cut a 4.0 metre length grading 1.29 grams per tonne gold and 101 grams per tonne silver, or 3.12 gold-equivalent grams per tonne (55:1).

14

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

-

Completed 24 drill holes for 3,142 metres in the Belen vein target area. Two drill holes cut grades in excess of present underground mining cut-off grades when true thicknesses and minimum mining widths of 0.8 metres are considered, the best being OG-1481 that cut a 2.5 metre length grading 10.75 grams per tonne gold and 255 grams per tonne silver, or 15.38 gold-equivalent grams per tonne (55:1). This vein will be re-modeled and added to the Company’s reserve base in the year-end 2011 reserve statement.

-

Completed 15 drill holes for 2,014 metres in the Picacho open pit, largely focused on delineating a high-grade ore shoot called the Candelaria Clavo. The drill results were positive, with high grade intercepts in hole OG-1363, which had one intercept of 4.7 metres length grading 18.21 grams per tonne gold and 407 grams per tonne silver, or 25.60 gold-equivalent grams per tonne using the Company’s long-term gold equivalency ratio of 55:1, and a second intercept of 7.9 metres grading 17.88 grams per tonne gold and 285 grams per tonne silver, or 23.07 gold-equivalent grams per tonne (55:1). These results will be included in the ore model during the second half of 2011.

-

Completed 9 drill holes for 1,282 metres at the El Rayo vein. This drilling is near existing underground mine infrastructure on the San Jose vein and can be easily developed. Of these, four holes cut grades in excess of present underground mining cut-off grades when true thicknesses and minimum mining widths of 0.8 metres are considered, the best being OG- 1402 that cut a 0.9 metre length grading 15.80 grams per tonne gold and 36 grams per tonne silver, or 16.46 gold- equivalent grams per tonne (55:1). This deposit will be modeled with the intention of adding to the Company’s reserves at the end of 2011.

-

Completed 5 drill holes for 947 metres from surface at the Maria vein, and received assays on 11 holes with results in excess of present underground mining cut-off grades when true thicknesses and minimum mining widths of 0.8 metres are considered. Some of the best intercepts were OG-1376 that cut a 0.7 metre length grading 12.45 grams per tonne gold and 599 grams per tonne silver, or 23.34 gold-equivalent grams per tonne (55:1) , and hole OG-1386 that cut a 1.1 metre length grading 11.29 grams per tonne gold and 346 grams per tonne silver, or 17.59 gold-equivalent grams per tonne (55:1). These results will be included in the Company’s reserves at the end of 2011.

-

Exploration work has made new discoveries and extensions to recent discoveries that will require significant follow-up. Some of these include drilling on the San Martin vein, new high-grade mineralization on the Cubiro and Los Monos veins that were drilled late last year and in the first quarter of 2011, and a new discovery of high-grade mineralization on the Cerro Sur target area, where hole OG-1460 cut a 0.8 metre length grading 10.60 grams per tonne gold and 5 grams per tonne silver, or 10.69 gold-equivalent grams per tonne (55:1).

Apart from drilling activity, the Ocampo exploration team continues to dedicate substantial efforts to generating and refining new exploration targets by detailed geologic mapping. The Company has other targets that merit drilling that are planned for testing subsequent to receiving surface permits.

15

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Some of the better intercepts from the surface drilling conducted during the quarter include:

HOLE	VEIN	FROM (M)	TO (M)	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	GOLD EQUIVALENT (G/T) (55:1)
OG-1354	ALTAGRACIA BAJO	68.4	68.9	0.5	4.03	175	7.21
OG-1354	ALTAGRACIA BAJO	68.9	72.8	4.0	1.29	101	3.12
OG-1362	ALTAGRACIA BAJO	108.1	108.6	0.5	1.81	292	7.11
OG-1364	AVENTURERO NIVEL 2	79.7	80.3	0.6	3.66	236	7.95
OG-1381	AVN SAN MARTIN	33.8	34.6	0.8	21.00	155	23.82
OG-1403	AVN SAN MARTIN	161.7	163.4	1.6	38.36	733	51.68
OG-1405	AVN SAN MARTIN	149.1	149.7	0.6	4.87	306	10.43
OG-1405	AVN SAN MARTIN	161.3	164.4	3.2	9.05	340	15.23
OG-1411	AVN SAN MARTIN	83.5	84.1	0.6	8.45	161	11.38
OG-1411	AVN SAN MARTIN	106.5	107.1	0.6	5.39	254	10.01
OG-1413	AVN SAN MARTIN	95.0	95.7	0.7	16.55	27	17.04
OG-1335	BELEN BAJO	118.7	119.6	0.9	3.63	194	7.16
OG-1481	BELEN SAN JOSE	13.7	16.1	2.5	10.75	255	15.38
OG-1460	CERRO SUR	70.3	75.5	5.2	2.70	7	2.84
Including	CERRO SUR	73.2	74.0	0.8	10.60	5	10.69
OG-1486	CERRO SUR	77.9	79.8	2.0	3.26	15	3.53
OG-1458	CUBIRO	108.5	110.3	1.8	7.02	62	8.16
OG-1463	CUBIRO	165.0	167.2	2.2	8.07	1042	27.01
OG-1377	DOG CLAVO	82.3	84.5	2.2	22.56	299	28.00
OG-1384	DOG CLAVO	119.4	121.8	2.3	5.74	464	14.17
OG-1471	DOG CLAVO	21.6	23.6	2.0	7.36	129	9.71
OG-1402	El RAYO	123.7	124.5	0.9	15.80	36	16.46
OG-1450	El RAYO	95.6	96.3	0.7	2.66	280	7.75
OG-1457	LOS MONOS	187.7	188.7	1.0	7.08	51	8.01
OG-1372	MARIA - MOLINAS SW	53.3	54.0	0.7	9.02	218	12.98
OG-1376	MARIA - MOLINAS SW	99.5	100.1	0.7	12.45	599	23.34
OG-1386	MARIA - MOLINAS SW	83.2	84.2	1.1	11.29	346	17.59
OG-1396	MARIA - MOLINAS SW	63.1	64.2	1.1	9.62	112	11.67
OG-1400	MARIA - MOLINAS SW	84.9	85.4	0.6	10.65	23	11.07
OG-1338	PICACHO	14.3	15.0	0.8	1.92	170	5.01
OG-1352	PICACHO	48.3	48.8	0.5	4.48	258	9.17
OG-1356	PICACHO	56.1	57.1	1.0	133.40	3015	188.22
OG-1356	PICACHO	59.6	60.4	0.8	3.90	1020	22.45
OG-1360	PICACHO	73.5	75.8	2.3	5.92	115	8.02
OG-1363	PICACHO	71.7	76.4	4.7	18.21	407	25.60
OG-1363	PICACHO	78.5	86.4	7.9	17.88	285	23.07
OG-1363	PICACHO	92.5	93.0	0.5	3.01	136	5.48
OG-1444	PICACHO	208.0	208.5	0.5	7.47	49	8.37
OG-1454	PICACHO	37.3	41.0	3.7	6.06	172	9.18
OG-1491	VETA ROJO	57.3	59.7	2.4	17.95	133	20.37
OG-1491	VETA ROJO	64.5	65.3	0.8	2.74	96	4.49

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Peter Drobeck, Senior Vice President, Exploration and Business Development. All sample analyses were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia using their facility in Hermosillo, Mexico. Gold was analyzed using standard fire assay procedures with atomic absorption finish, and silver by multi-acid digestion with atomic absorption finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program was used at Ocampo, per Company policy. Sample lengths are not necessarily true widths. Further information regarding sample methods, analysis, quality control and quality assurance is provided within the Company’s Annual Information Form, which is available at www.sedar.com or on the Company’s website at www.auricogold.com.

16

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CHANATE MINE

As a result of the acquisition of Capital Gold on April 8, 2011, the Company now owns and operates the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities. The open pit will ultimately be approximately 1,700 metres long, 780 metres wide, and 280 metres deep.

EL CHANATE OPEN PIT MINE,CRUSHING,AND HEAP LEACH CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2011(3)	JUNE 30, 2010
Total tonnes mined	4,645,151	-
Total tonnes mined per day	55,966	-
Tonnes of ore mined	1,374,194	-
Capitalized stripping and other tonnes	1,934,523	-
Operating stripping ratio	0.97	-
Average grade of gold(1)	0.60	-
Tonnes stockpiled ahead of the heap leach	17,434	-
Average grade of gold(1)	0.71	-
Low grade tonnes stockpiled ahead of the heap leach	2,778,930	-
Average grade of gold(1)	0.20	-
Ore tonnes crushed and placed on the heap leach pad	1,203,816	-
Tonnes of ore crushed and placed per day	14,504	-
Average grade of gold processed(1)	0.65	-
Low grade ore placed on the heap leach pad	681,744	-
Tonnes of low grade ore placed per day	8,214	-
Average grade of gold processed(1)	0.28	-
Total tonnes of ore processed	1,885,560	-
Total tonnes of ore processed per day	22,718	-
Average grade of gold processed(1)	0.52	-
Gold ounces produced	14,871	-
Silver ounces produced	24,912	-
Gold equivalent ounces produced	15,505	-
Gold equivalent ounces produced (55:1)(2)	15,324	-
(1)	Grams per tonne.
(2)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

Since its acquisition on April 8, 2011, the Company mined 4,645,151 tonnes, or 55,966 TPD, at the El Chanate mine, including 1,374,194 ore tonnes. Mining rates increased by 11,646 TPD or 26%, compared to the average rate during the three months prior to acquisition of 44,320 TPD. This increase in mining rates was partially attributable to the deployment of twelve units of new contractor and owner equipment on site by the end of the quarter.

As well, the Company crushed and placed 1,203,816 tonnes of ore from the open pit at an average rate of 14,504 TPD, with an average grade of gold of 0.65 grams per tonne. This represents an increase in crushing rates of 3% from the average rate during the three months prior to acquisition of 14,125 TPD. The Company produced 14,871 gold ounces at El Chanate during Q2 2011. During the quarter, the Company has also placed 681,744 tonnes of low grade run-of-mine material onto the heap leach pad, with 100% of these tonnes under leach by the end of the quarter. These tonnes are not crushed before they are placed on the heap leach pad.

During the quarter, the Company undertook optimization initiatives for crushing and stacking on the heap leach. Optimization studies were completed on the primary crusher feeder and on the stacking circuit, and progress was made on upgrading the capacity of the conveyor system from the crushers to the leach pad. The Company also began various initiatives to increase the adsorption-desorption recovery (“ADR”) plant capacity and efficiency, including expansion of the carbon-in-column circuit (“CIC”) and electrowinning plants. These optimization initiatives are expected to have a favourable impact on production in the third quarter and cash costs towards the end of the year.

17

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE CASH COSTS

Since the acquisition on April 8, 2011, cash costs per gold ounce at the El Chanate mine were $486, consistent with the cash cost guidance provided on April 11, 2011 of $485 per gold ounce.

EL CHANATE EXPLORATION

During the quarter, the Company has continued with an existing reverse circulation drill program designed to convert some inferred resources to measured or indicated resources, and potentially to reserves. This drilling has been directed primarily at the eastern portion of the planned pit, and also to the deep southern side of the pit, with the objective of delineating ores that might pull the pit deeper. Since acquisition of the El Chanate mine on April 8th, the Company has completed 23 drill holes for 4,901 metres of drilling. The work is successfully delineating the ore body more accurately at depth, particularly on the east side of the planned pit.

Some of the better drill intercepts conducted during the quarter include:

HOLE	FROM (M)	TO (M)	LENGTH (M)	GOLD (G/T)
CHCI-536	134.1	160	25.9	2.26
CHCI-539	176.8	217.9	41.2	1.3
CHCI-543	129.5	140.2	10.7	7.22

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Peter Drobeck, Senior Vice President, Exploration and Business Development. All assays are performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia, with checks by the local mine lab. The Company maintains a Quality Assurance – Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA-QC engineer to monitor results. Sample lengths are not necessarily true widths.

18

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CUBO MINE

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a world class mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine, which is owned by the Company, and the Las Torres Complex, which is leased from Industrias Peñoles, S.A.B. de C.V.

During the second quarter, the Company incurred $3.6 million in costs related to mine standby costs at the El Cubo mine, which included certain costs required to prepare for the commencement of mining in May, as well as costs relating to the Las Torres mill complex to prepare for the commencement of processing in July. During the second quarter of 2010, $4.3 million of standby costs were incurred.

EL CUBO UNDERGROUND AND MILLING OPERATIONS

	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2011	JUNE 30, 2010
Tonnes of ore mined	38,510	112,167
Tonnes of ore mined per day	631	1,233
Total tonnes of ore processed	-	102,487
Total tonnes of ore processed per day	-	1,126
Average grade of gold processed(1)	-	1.50
Average grade of silver processed(1)	-	79
Gold equivalent grade processed(1)	-	2.72
Gold equivalent grade processed (55:1)(1)(2)	-	2.94
Gold ounces produced	-	4,268
Silver ounces produced	-	213,203
Gold equivalent ounces produced	-	7,593
Gold equivalent ounces produced (55:1)(3)	-	8,143
(1)	Grams per tonne.
(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

On February 23, 2011, the Company announced the successful resolution of the labour disruption at El Cubo and the signing of a new collective agreement with the unionized workforce. Underground development and mining recommenced at the mine on May 1st. Mining rates averaged 1,108 TPD in June, significantly ahead of planned rates, and as a result of efforts made during the second quarter, processing resumed at the Las Torres mill on July 11th. During the month of July, mining rates continued to be ahead of planned rates.

Longhole stope drilling commenced at El Cubo in June and will be further increased as a result of the purchase of two new drill rigs at the beginning of Q3 2011, one of which arrived on site in July. The conversion to longhole stoping is expected to lead to greater productivity, lower dilution and decreased costs. During the quarter, El Cubo completed 714 metres of development in the underground mine.

EL CUBO CASH COSTS

In the second quarter of 2011, El Cubo did not produce any gold and silver ounces and, therefore, no cash costs were recognized. Costs relating to the mining activities that commenced during the quarter will remain in inventory until the ounces are sold. During the second quarter and first half of 2010, cash costs per Au(e)(55:1) were $781 and $736, respectively. Using realized gold equivalency ratios, cash costs per Au(e) at El Cubo were $840 and $794 in the second quarter and first half of 2010 respectively.

EL CUBO EXPLORATION

During the quarter, exploration at El Cubo consisted of re-assigning staff, hiring new staff, geologic mapping and reinterpretation of the Dolores-Capulin target area, and detailed design of the drill program that is scheduled to resume during Q3 2011.

19

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EXPLORATION REVIEW

GUADALUPE Y CALVO EXPLORATION

During the quarter, the Company completed two more core holes at the Guadalupe y Calvo exploration project, for 1,103 metres, bringing the 2011 total to 9,228 metres drilled. This work concluded sufficient drilling to provide data for an estimation of inferred resources on the Northwest Rosario Extension, and completed some fill-in on the 2008 resource area. The data was validated, new cross-sections were created, and the data provided was to Micon International Ltd., a third-party contractor who is working on the Preliminary Economic Assessment (“PEA”).

ORION EXPLORATION

As part of the acquisition of Capital Gold, the Company acquired the Orion exploration project in the state of Nayarit, Mexico. This project consists of a large land position of 114,308 hectares of mineral rights that cover an extensively drilled vein deposit and numerous vein exploration targets elsewhere on the property. Capital Gold had contracted SRK Consulting to complete a Preliminary Economic Assessment that was completed in February 2010 and in compliance with NI 43-101. The initial report estimated an underground indicated resource of 1.11 million tonnes grading 3.66 grams per tonne gold plus 309 grams per tonne silver, or 9.28 gold-equivalent grams per tonne (55:1), for contained metal of 130,000 ounces gold and 11.0 million ounces of silver, or 330,000 gold-equivalent ounces (55:1). In addition, an additional inferred resource of 0.18 million tonnes grading 3.33 grams per tonne gold plus 95 grams silver per tonne, or 5.05 gold-equivalent grams per tonne (55:1) was reported.

During the quarter no new exploration work was completed on the Orion exploration project.

VENUS PROJECT EXPLORATION

The Venus Project consists of two option-to-purchase contracts on mineral rights, totaling 4,575 hectares just three kilometres north of the Ocampo mine properties. During the quarter, the Company completed 19 diamond drill holes for 5,300 metres, bringing the 2011 year-to-date total to 8,477 metres drilled. The drilling has successfully extended the discovery of mineralization on the La Balleza vein, although this vein has been deformed by a series of post-mineral faults, making precise correlations between these widely-spaced holes difficult. Based on the best mapping and 3D models completed to date, it appears the vein has been faulted into at least three segments, and that the total strikelength of these segments is over 700 metres. The drilling completed to date has not yet delineated the vein to 100 metre centres, and the Company plans to continue drilling here in the third quarter of 2011 to continue stepping out to the west along strike, and to complete sufficient drilling to determine if a resource estimate is merited later in the year. As of the end of the quarter, the Company had three core rigs working on the project.

Some of the better drill results during the quarter include:

HOLE	VEIN	FROM (M)	TO (M)	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	GOLD EQUIVALENT (G/T) (55:1)
VEN-013	VETA VULCANO	198.0	199.5	1.5	3.71	49	4.60
VEN-014	LA BALLEZA	208.2	209.6	1.4	1.96	188	5.37
VEN-015	LA BALLEZA	174.9	175.8	0.9	9.91	140	12.46
VEN-015	LA BALLEZA	186.0	187.3	1.3	2.83	24	3.26
VEN-016	LA BOLETA	70.5	99.4	28.9	0.29	3	0.35
Including	LA BOLETA	79.0	79.5	0.5	2.74	16	3.03
VEN-018	LA BALLEZA	228.3	229.1	0.8	4.66	474	13.28
VEN-018	LA BALLEZA	288.9	289.9	1.0	2.75	47	3.61
VEN-019	LA BALLEZA	140.1	141.7	1.6	2.61	62	3.74
VEN-020	SANTO NINO	159.1	165.6	6.5	0.17	1	0.20
VEN-023	LA BALLEZA	102.5	104.6	2.1	10.78	159	13.66
VEN-028	UNNAMED	113.0	115.0	2.0	1.13	11	1.33
VEN-028	UNNAMED	158.7	159.5	0.8	4.00	184	7.35
VEN-028	UNNAMED	246.0	261.0	15.0	0.53	24	0.97
VEN-028	UNNAMED	292.0	300.0	8.0	0.36	3	0.42
VEN-028	LA BALLEZA	305.4	310.5	5.1	10.83	53	11.80

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Peter Drobeck, Senior Vice President, Exploration and Business Development. All sample analyses were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia using their facility in Hermosillo, Mexico. Gold was analyzed using standard fire assay procedures with atomic absorption finish and silver by multi-acid digestion with atomic absorption finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program is used at the Venus Project per Company policies. Sample lengths are not necessarily true widths. Further information regarding sample methods, analysis, quality control and quality assurance is provided within the Company’s Annual Information Form, which is available at www.sedar.com or on the Company’s website at www.auricogold.com.

20

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

MEZQUITE PROJECT EXPLORATION

The Mezquite Project consists of two option-to-purchase contracts on mineral rights, totaling 460 hectares, near the Concepcion del Oro mining district that includes other significant discoveries such as the Peñasquito Mine and Camino Rojo Project. During the quarter, the Company completed 2,914 metres of reverse circulation drilling, consisting of 914 metres in 30 short geochemical holes used to test the immediate subsurface around the 2010 high-grade discovery, and a subsequent 2,000 metres in 15 holes ranging from 108 to 152 metres deep. The work discovered extensive very low-grade disseminations of gold below economic levels, and locally high-grade mineralization that would make typical underground cut-off grades in operations regionally. Based on these results, the Company is planning a short step-out drilling program on the high-grade mineralization during the third quarter of 2011 to test for extensions.

LOS JARROS PROJECT EXPLORATION

The Los Jarros Project consists of a block of mineral concessions optioned from Valdez Gold Corp., covering 43,229 hectares of mineral rights. During the quarter, the Company received results from metallurgical tests on the Gaby target zone mineralization (in the southern portion of the project area), and completed detailed reconnaissance over the northwest projection of the Concheno vein system controlled by competitor Frisco Mining (in the northern portion of the project area). The metallurgical work showed that, in general, the Gaby style mineralization is potentially treatable with cyanide where at least partially oxidized.

LA BANDERA EXPLORATION

During the quarter, the Company’s work on this new greenfields project consisted of negotiating surface access agreements with local ejidos, along with basic geologic mapping to define targets. The Company plans to begin drilling the project in the fourth quarter of 2011.

FRAILE NORTE PROJECT EXPLORATION

The Fraile Norte project consists of mineral rights covering 19,157 hectares near a competitor’s producing copper-gold-silver mine. Near the end of 2010, the Company negotiated and executed a binding letter of intent with Negociación Minera Santa Maria de la Paz y Anexos, S.A. de C.V. (“NEMISA”) which includes the ability for NEMISA to earn a 50% non-operating interest in the concession, subject to financing 50% of all costs of the project. This joint venture will allow the Company to work with a partner that operates a mine in the region, bringing local operating expertise and perspectives to the project. The formal agreement is still under review, and the Company anticipates executing the formal agreement in the third quarter of 2011.

The project was inactive during most of the quarter, but a ground IP program was started late in the quarter on areas defined as potentially favorable by the airborne magnetic survey completed during the first quarter of 2011. This ground geophysical program should be completed in the third quarter of 2011 and reported on thereafter.

CONSOLIDATED EXPENSES

(in thousands)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2011	JUNE 30, 2010	JUNE 30, 2011	JUNE 30, 2010
General and administrative	$9,911	$5,692	$17,758	$11,706
Exploration and business development	$9,159	$121	$10,101	$193
Impairment charge	-	$223,357	-	$223,357
Amortization and depletion	$13,463	$10,337	$24,526	$20,693

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico, but also include share-based compensation costs for key employees at all locations. General and administrative costs increased by $4.2 million and $6.1 million during the quarter and year-to-date when compared to the prior year quarter and year-to-date, primarily as a result of increased professional fees, costs associated with the closure of Capital Gold offices, higher share-based and other compensation costs, and $0.9 million due to the strengthening of the Canadian dollar.

Exploration and business development fees increased by $9.0 million and $9.9 million during the quarter and the first half of 2011, respectively, when compared to the same periods in the prior year as the Company incurred costs of $8.7 million and $9.4 million during the second quarter and first half of 2011, respectively, relating to legal, professional and other fees associated with the acquisition of Capital Gold. In addition, there was an increase in greenfield exploration of $0.1 million and $0.2 million, respectively, combined with an increase in professional fees associated with other potential business development opportunities of $0.2 million and $0.3 million, respectively.

The Company recognized impairment charges of $223.4 million in the second quarter of 2010 related to the El Cubo mine. The associated income tax impact was $28.8 million, for a net impairment charge of $194.6 million.

21

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Amortization and depletion, which primarily relates to mining activities, was $13.5 million in the second quarter of 2011, an increase of $3.2 million over the same period in 2010. This increase was primarily due to the acquisition of the El Chanate mine during the quarter, which increased amortization and depletion by $1.8 million, including $0.7 million relating to the purchase date fair value adjustment on property, plant and equipment and mining interests. In addition, depletion expense increased at the Ocampo underground mine due to increased production in the second quarter of 2011, partially offset by an increase in the underground reserve and resource base. The increase in amortization and depletion expense at Ocampo and El Chanate was partially offset by a decline of $1.7 million in depletion at the El Cubo mine, due to the suspension of operations. On a year-to-date basis, amortization and depletion increased by $3.8 million over the same period in 2010.

CONSOLIDATED OTHER INCOME / (EXPENSE)

(in thousands)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2011	JUNE 30, 2010	JUNE 30, 2011	JUNE 30, 2010
Finance costs	$(823)	$(889)	$(1,534)	$(1,835)
Foreign exchange (loss) / gain	$(1,204)	$3,309	$(3,200)	$(1,504)
Other income / (expense)	$1,880	$(190)	$2,553	$670

Foreign exchange losses increased by $4.5 million, from a gain of $3.3 million in Q2 2010 to a loss of $1.2 million in Q2 2011, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The Mexican peso weakened at June 30, 2010 as compared to the foreign exchange rate at March 31, 2010, and strengthened at June 30, 2011 as compared to the foreign exchange rate at March 31, 2011. The weakening of this currency results in foreign exchange gains, while the strengthening of this currency results in foreign exchange losses, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Mexican pesos and then translated into US dollars at each balance sheet date. On a year-to-date basis, foreign exchange losses increased by $1.7 million, from a loss of $1.5 million in the first half of 2010 to a loss of $3.2 million in the first half of 2011. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar and the Mexican peso.

Other income increased by $2.1 million, from an expense of $0.2 million in Q2 2010 to income of $1.9 million in Q2 2011, largely as a result of the recognition of a realized gain on the partial sale of the Company’s shares in Golden Queen Mining Co. Ltd. of $3.5 million, in addition to a reduction in the loss on disposal of assets of $1.0 million. The increase was partially offset by a $2.0 million unrealized loss on derivative liabilities resulting from the change in fair value of the warrants issued, as well as an increase of $0.4 million in the unrealized loss on investments resulting from the change in fair value of warrants to purchase equity securities. On a year-to-date basis, other income increased by $1.9 million, from $0.7 million in the first half of 2010 to $2.6 million in the first half of 2011.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to the Mexican Single Rate Tax in its Mexican subsidiaries. Under this tax regime, the Company’s Mexican subsidiaries pay a 17.5% tax on the Company’s revenues less certain deductions, all determined on a cash basis. However, the Company only pays the Single Rate Tax to the extent that it exceeds the income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year.

During the quarter ended June 30, 2011, the Company recognized a current tax expense of $22.0 million and a deferred tax recovery of $2.8 million, versus a current tax recovery of $1.5 million and a deferred tax recovery of $33.5 million in Q2 2010. On a year-to-date basis, current tax expense and deferred tax recovery were $32.7 million and $3.8 million, respectively, in the current year, compared to current and deferred tax recovery in 2010 of $1.4 million and $27.4 million, respectively. This year-over-year increase in tax expense resulted from higher taxable earnings in the current year-to-date as compared to the prior year-to-date, as well as the full utilization of tax loss carryforwards in the Ocampo operating segment in prior periods. As a result of latter, Ocampo’s earnings are now subject to the regular tax regime in Mexico, which includes a tax rate of 30%. Tax expense also increased in 2011 due to the additional earnings contributed by the El Chanate mine. In 2010, the tax recovery recognized was due to the impairment charge recognized on the El Cubo mine.

22

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)

	AS AT	AS AT
	JUNE 30, 2011	DECEMBER 31, 2010

Current assets	$253,411	$210,024

Current assets increased in Q2 2011 primarily due to higher inventory balances resulting from the acquisition of the Capital Gold, including the current portion of the fair market value adjustment on El Chanate’s ore in process inventory at the acquisition date, combined with the reclassification of a portion of the Company’s investments to current. This was offset by an $11 million decrease in cash.

Long-term assets	1,065,111	600,013

The increase in long-term assets is due to an increase in long-term ore in process inventory, mining interests and goodwill resulting from the acquisition of Capital Gold, which was partially offset by a decline in long-term investments due to the sale of a portion of these equities during the quarter and the reclassification of a portion of these investments to current.

Total assets	$1,318,522	$810,037
Total current liabilities	$84,996	$44,330

Current liabilities increased due to the timing of accounts payable payments, an increase in the Company’s current tax liability, warrants issued during the period classified as current derivative liabilities, and the current portion of a royalty provision associated with the El Chanate mine.

Total long-term liabilities	197,006	122,047

Long-term liabilities increased due to the acquisition of Capital Gold as well as a $10 million increase in the balance outstanding on the Company’s credit facility. The acquisition of Capital Gold resulted in a significant increase in the Company’s deferred tax liability, as well as an increase in long-term provisions.

Total liabilities	$282,002	$166,377
Shareholders’ equity	$1,036,520	$643,660	Shareholders’ equity increased primarily as a result of the common shares issued to complete the acquisition of Capital Gold, as well as earnings during the period.

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The prices of gold and silver are subject to volatile price movements during short periods of time and are affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the quarter, the price of gold was relatively constant, averaging $1,504 per ounce, with daily London PM Fix prices between $1,418 and $1,553 per ounce. On a year-to-date basis, the price of gold was also relatively consistent, averaging $1,444 per ounce, with daily London PM Fix prices between $1,319 and $1,553 per ounce. The price of silver experienced greater volatility during the quarter, averaging $38.17 per ounce, with daily London Fix prices between $32.50 and $48.70 per ounce. On a year-to-date basis, the price of silver also experienced greater volatility, averaging $34.92 per ounce, with daily London Fix prices between $26.68 and $48.70 per ounce. The price of gold and silver continued to set new record highs throughout the second quarter of 2011, and into the third quarter. The Company generally does not hedge the price of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in Mexican pesos. Therefore, fluctuations in the Mexican peso versus the US dollar can significantly impact the Company’s costs. The Mexican peso strengthened during both Q2 2011 and 2010, averaging approximately 11.7 Mexican pesos to 1 US dollar during Q2 2011, versus an average of 12.6 Mexican pesos to 1 US dollar during the same period in 2010. On a year-to-date basis, the Mexican peso strengthened during the first half of 2010 and the first half of 2011, averaging approximately 11.9 Mexican pesos to 1 US dollar in 2011, compared to an average of 12.7 Mexican pesos to 1 US dollar in 2010. In the third quarter of 2010, the Company began to manage foreign exchange exposure through the use of forward contracts. For further information on the Company’s foreign currency hedging activities, see the discussion on Financial Instruments and Hedging on page 26.

23

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at June 30, 2011 was $102.1 million, a $11.0 million decrease from the balance at the end of 2010 of $113.1 million, and a decrease of $17.0 from the balance at March 31, 2011 of $119.1. The Company’s quarter end cash balance represents an increase of $35.8 million, or 54%, over the cash balance subsequent to the completion of the Capital Gold acquisition on April 8th of $66.3 million. Factors that can impact the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs and exploration expenditures and currencies.

CASH FLOW

(in thousands)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2011	JUNE 30, 2010	JUNE 30, 2011	JUNE 30, 2010
Cash flow from operating activities	$54,413	$15,694	$88,034	$30,706
Cash flow used in investing activities	(82,958)	(35,703)	(110,896)	(61,870)
Cash flow from / (used in) financing activities	10,978	(1,033)	9,966	4,100
Effect of foreign exchange rates on cash	615	(1,229)	1,873	823
Decrease in cash and cash equivalents	(16,952)	(22,271)	(11,023)	(26,241)
Cash and cash equivalents, beginning of period	119,071	125,007	113,142	128,977
Cash and cash equivalents, end of period	$102,119	$102,736	$102,119	$102,736

Operating activities contributed cash flows of $54.4 million during the second quarter of 2011 compared to the same period in 2010, when operating activities contributed cash flows of $15.7 million. This increase in operating cash flow arose due to improved prices for gold and silver, and operating cash flow contribution from the El Chanate mine of $14.3 million, partially offset by a negative change in non-cash working capital largely related to the collection of amounts receivable. Year-to-date operating cash flow in 2011 increased by $57.3 million to $88.0 million, as compared to operating cash flow in the first half of 2010 of $30.7 million.

Investing activities for the quarter ended June 30, 2011 used cash of $83.0 million, which compared to $35.7 million used in Q2 2010. The primary reason for the increase was $54.1 million in cash used to complete the acquisition of Capital Gold, net of cash acquired. During Q2, the Company invested $13.2 million in capitalized stripping activities in the Ocampo and El Chanate open pits, $4.9 million in underground development costs at Ocampo and El Cubo, $7.2 million in sustaining capital, and $8.4 million in exploration activities. These investing outflows were offset by the partial sale of the Company’s investment in Golden Queen common shares, which generated investing cash inflows of $5.5 million. Year-to-date, cash used in investing activities increased by $49.0 million to $110.9 million as compared to the same period in 2010. As of June 30, 2011, the Company had committed to purchase $4.0 million in equipment that will be delivered throughout the second half of 2011.

Financing activities for Q2 2011 generated cash of $11.0 million compared to Q2 2010 when financing activities used cash of $1.0 million. The increase in financing activities was due to a $10.0 million drawdown on the Company’s credit facility in April 2011. Year-to-date cash contribution from financing activities was $10.0 million, a $5.9 million increase from financing activities for the six months ended June 30, 2010.

CREDIT FACILITY

During the majority of 2010, the Company had access to a $50 million credit facility, with the exposure divided equally between the Bank of Nova Scotia and Société Générale. This facility carried an interest rate of LIBOR plus 3.5% . On November 4, 2010, this credit facility was expanded to a $75 million credit facility that carries an interest rate of LIBOR plus 3.25% to 3.75%, and matures on November 4, 2013. This facility may be increased to $100 million upon the satisfactory due diligence by the lenders on Capital Gold. The balance owing under the facility is not due until the maturity date, which may be extended upon mutual agreement by all parties. At June 30, 2011, the Company had drawn $36.4 million under the revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $37.6 million available for future funding.

24

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the prices of gold and silver.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s working capital requirements and capital expenditures at its existing mines. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had a cash balance at June 30, 2011 of $102.1 million.

During the second quarter of 2011, the Company reported record net free cash flow of $20.7 million, a 261% increase over the same period in 2010. Strong operating cash flow, resulting from improved metal prices and increased production, was partially offset by capital expenditures on open pit stripping, as well as increased exploration expenditures. On a year-to-date basis, the Company reported net free cash flow of $27.1 million. Net free cash flow will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, total production and the extent of expenditures on mine development and other capital projects during the year. The Company expects to generate positive net free cash flow over the next year, to be achieved through strong operating cash flow.

The Company has total commitments relating to future capital expenditures of $5.1 million as at August 8, 2011.

INVESTMENTS

At June 30, 2011, the Company held investments with a market value of $14.9 million. The investments held by the Company consist of both equity securities and warrants of publicly traded companies. Unrealized gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either realized or an other-than-temporary impairment is determined to have occurred. Warrants meet the definition of a derivative and are measured at fair value on a quarterly basis. Unrealized gains and losses relating to the warrants are included in net earnings in the period they occur. The following are the Company’s significant investments:

(i) Golden Queen Mining Co. Ltd. (“Golden Queen”)

On June 1, 2010, the Company completed a non-brokered private placement with Golden Queen Mining Co. Ltd. (“Golden Queen”) by acquiring 5,000,000 units of Golden Queen for an aggregate purchase price of CAD $8 million (USD $7.6 million). Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD $1.75, and one quarter of one share purchase warrant exercisable at CAD $2.00 for a period of 18 months following the closing date of the transaction. Golden Queen is a gold exploration and development company whose principal asset is the Soledad Mountain property located in Kern County, California. During the quarter, the Company sold 1,519,300 of its shares in Golden Queen, which resulted in a realized gain of $3.5 million. At June 30, 2011, the fair value of the Company’s remaining investment in Golden Queen was $13.0 million, which includes the fair value of the warrants.

(ii) Corex Gold Corporation (“Corex”)

On July 16, 2010, the Company completed a non-brokered private placement with Corex Gold Corporation (“Corex”) by acquiring 4,706,000 units of Corex for an aggregate purchase price of CAD $3.2 million (USD $3.0 million). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of 24 months following the closing date of the transaction. Corex is a gold exploration company whose principal asset is the Santana Gold Project in Sonora State, Mexico. At June 30, 2011, the fair value of the Company’s investment in Corex was $1.5 million, which includes the fair value of the warrants.

(iii) Aurion Resources Ltd. (“Aurion”)

On March 15, 2011, the Company completed a non-brokered private placement with Aurion Resources Ltd. (“Aurion”) by acquiring 357,143 units of Aurion for an aggregate purchase price of $0.25 million. Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.81 for a period of twenty four months following the closing date of the transaction. At June 30, 2011, the fair value of the Company’s investment in Aurion was $0.2 million, which includes the fair value of the warrants.

25

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at June 30, 2011 is as follows:

(in thousands)
	TOTAL	LESS THAN 1	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	GREATER
		YEAR				THAN 5 YEARS
Payables and accruals	$53,052	$53,052	$-	$-	$-	$-
Long-term debt	36,500	120	36,380	-	-	-
Finance leases	5,036	4,440	596	-	-	-
Long-term obligation	4,000	800	1,600	800	800	-
Royalty interests provision	9,208	3,657	5,551	-	-	-
Future purchase commitments	3,955	3,955	-	-	-	-
Total	$111,751	$66,024	$44,127	$800	$800	$-

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at June 30, 2011:

	JUNE 30, 2011	DECEMBER 31, 2010
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non- participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non- participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	172,841,426	138,864,315

At August 11, 2011, the Company had common shares outstanding of 173,202,723.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. The Company’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties beginning on page 29.

As at June 30, 2011 the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $87.2 million at exchange rates ranging from 11.82 pesos per US dollar to 13.21 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine and settle at various dates between July 1, 2011 and September 30, 2013. These contracts had a fair value of $0.5 million at June 30, 2011, all of which has been recognized in other comprehensive income. Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income is reclassified to inventory and mineral properties to be recognized in income at the same time as the related cost.

One forward contract was settled during the quarter ended June 30, 2011 with a total gain of $0.9 million. The recognition of this hedging gain resulted in a $0.4 million decline in production costs and general and administrative expenses, a $0.1 million decline in inventory, and a $0.4 million decline in mineral properties.

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2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company also holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services to the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Chief Financial Officer, and is consolidated as a special purpose entity (“SPE”) in accordance with the guidance in SIC 12, Consolidation – Special Purpose Entities. The Company’s Chief Executive Officer and Chief Financial Officer receive no financial benefits as a result of their ownership of this entity.

Other than discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who may spend a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

The Company has a Deferred Share Unit Plan for directors and senior officers of the Company, and a Restricted Share Unit Plan for senior officers of the Company. The purpose of these plans is to provide directors and senior officers with the opportunity to acquire deferred share units and restricted share units in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of interests between the Company’s directors, senior officers, and shareholders.

SUBSEQUENT EVENTS

During 2010, the Company was named as a defendant in two class action suits, claiming that the directors of Capital Gold breached their fiduciary duties by failing to maximize shareholder value and failing to conduct an appropriate sale process with the Company. The plaintiffs also alleged that Capital Gold and the Company aided and abetted these alleged breaches of fiduciary duties. In July 2011, the Company reached an agreement to settle these class action suits. The impact of this settlement is not material.

27

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash cost per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash cost per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash cost per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

The following provides a reconciliation of total cash cost per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2011	JUNE 30, 2010	JUNE 30, 2011	JUNE 30, 2010
Production costs per financial statements	$32,398	$24,145	$51,391	$49,725
Refining costs per financial statements	573	557	934	996
Less: Inventory fair value adjustment included in production costs	(4,288)	-	(4,288)	-
Total cash costs	$28,683	$24,702	$48,037	$50,721
Divided by gold equivalent ounces sold(1)	74,767	47,499	125,448	96,891
Total cash cost per gold equivalent ounce	$384	$520	$383	$523
Total cash costs (per above)	$28,683	$24,702	$48,037	$50,721
Less: Silver revenue (see below)	(46,800)	(23,229)	(81,054)	(45,791)
	$(18,117)	$1,473	$(33,017)	$4,930
Divided by gold ounces sold	43,798	28,151	69,829	57,207
Total cash cost per gold ounce(2)	$(414)	$52	$(473)	$86
Average realized silver price	$38.39	$18.47	$35.56	$17.63
Multiplied by silver ounces sold	1,219,058	1,257,683	2,279,364	2,597,341
Silver revenue	$46,800	$23,229	$81,054	$45,791
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation of or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2011	JUNE 30, 2010	JUNE 30, 2011	JUNE 30, 2010
Cash flows from operating activities	$54,413	$15,694	$88,034	$30,706
Less: Capital expenditures	(33,674)	(28,594)	(60,884)	(51,409)
Net free cash flow	$20,739	$(12,900)	$27,150	$(20,703)

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2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website at www.auricogold.com or on SEDAR at www.sedar.com.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among others, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization can be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

FOREIGN OPERATIONS

All of the Company’s property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua, Guanajuato, Sonora and Nayarit (where the Company’s significant projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist acts, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement of the Company’s legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the

29

2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

UNCERTAINTY OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The prices of gold and silver have fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At June 30, 2011, the Company had $36.4 million of variable rate debt which carries an interest rate of LIBOR plus 3.25% for LIBOR loans. This margin may change depending on the Company’s leverage ratio during the period, between a range of 3.25% and 3.75% for LIBOR loans. For prime rate and Canadian base rate loans, the applicable margin ranges between 2.25% to 2.75%, which also depends on the Company’s leverage ratio during the period. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

FOREIGN CURRENCY EXCHANGE RATE RISK

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

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2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

EQUITY PRICE RISK

The Company is exposed to fluctuations in the fair value of investments made in equity securities and warrants. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the common shares and warrants owned are also likely to be significantly affected by short-term changes in the price of precious metals, or in the financial condition of the entities as reflected in their quarterly reports.

HEDGING ACTIVITIES

The Company may from time to time employ hedge (or derivative) products in respect of commodities, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company manages its exposure to currency fluctuations in the manner described in the Financial Instruments and Hedging section on page 26.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. For hedging activities, market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

RECENT ACCOUNTING PRONOUNCEMENTS

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed in this note. These standards have not been adopted because they are not effective until subsequent to December 31, 2011. Standards and interpretations issued, but not yet adopted include:

Effective
IFRS 9, Financial Instruments	January 1, 2013
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
Amendments to IFRS 7, Financial Instruments: Disclosures	January 1, 2012
Amendments to IAS 1, Presentation of Financial Statements	July 1, 2012
Amendments to IAS 12, Income Taxes	January 1, 2012
Amendments to IAS 19, Employee Benefits	January 1, 2013
Amendments to IAS 27, Consolidated and Separate Financial Statements	January 1, 2013
Amendments to IAS 28, Investments in Associates	January 1, 2013

The Company believes that, with the exception of the standards and amendments discussed below, the adoption of these revised standards will have no material impact on the consolidated financial statements of the Company.

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments anticipated to be outstanding at the time of adoption.

IFRS 10, Consolidated Financial Statements, proposes to replace the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purposes Entities in their entirety. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

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2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The Company is currently evaluating the impact of this standard on the consolidated financial statement note disclosures.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also to fair value measurement in other IFRS, such as impairment and employee future benefits. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. The Company is currently evaluating the impact of this amendment on the presentation of other comprehensive income in the Consolidated Statements of Comprehensive Income.

IAS 19, Employee Benefits, was amended to reflect a number of changes in the accounting for defined benefit plans and termination benefits, including, among others, the removal of the corridor approach, elimination of options for presenting gains and losses, enhancement of disclosures, recognition of changes in plan amendments, settlements and curtailments in earnings, and changes to the timing of recognition of termination benefits. The Company is currently evaluating the impact of these amendments on the consolidated financial statements.

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2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly accountable enterprises to use International Financial Reporting Standards (“IFRS”). The Company has restated its previously reported financial statements under Canadian GAAP to reflect the adoption of IFRS, effective January 1, 2011. The Company’s transition date is January 1, 2010 and therefore the Company has prepared its opening IFRS balance sheet at that date. For further information on the Company’s significant accounting policies under IFRS and adjustments made to the IFRS balance sheet at January 1, 2010 and December 31, 2010, and statement of comprehensive income for the year ended December 31, 2010, refer to note 3 and note 5, respectively, in the Consolidated Financial Statements for the three and six months ended June 30, 2011, and to pages 29 to 33 of the Company’s MD&A for the three months ended March 31, 2011.

Reconciliation of total comprehensive income

		FOR THE QUARTER ENDED			FOR THE SIX MONTHS ENDED
		JUNE 30, 2010			JUNE 30, 2010
		CANADIAN	EFFECT OF		CANADIAN	EFFECT OF
		GAAP	TRANSITION	IFRS	GAAP	TRANSITION	IFRS
(IN THOUSANDS)	NOTES	($)	($)	($)	($)	($)	($)
Revenue from mining operations		57,044	-	57,044	111,731	-	111,731
Costs of sales:
Production costs	(e)	24,651	(506)	24,145	50,373	(648)	49,725
Refining costs		557	-	557	996	-	996
Mine standby costs		4,315	-	4,315	4,315	-	4,315
Amortization and depletion	(b),(c),(f)	10,493	(156)	10,337	20,807	(114)	20,693
Total cost of sales		40,016	(662)	39,354	76,491	(762)	75,729

General and administrative costs	(d)	5,465	227	5,692	10,970	736	11,706
Exploration and business development		121	-	121	193	-	193
Impairment charge	(g)	-	223,357	223,357	-	223,357	223,357
Earnings before other items		11,442	(222,922)	(211,480)	24,077	(223,331)	(199,254)

Impairment charge	(g)	(221,610)	221,610	-	(221,610)	221,610	-
Finance costs	(c),(f)	(809)	(80)	(889)	(1,607)	(228)	(1,835)
Foreign exchange loss	(c)	2,497	812	3,309	(1,111)	(393)	(1,504)
Other (expense) / income	(b)	(982)	792	(190)	(532)	1,202	670
Loss before income taxes		(209,462)	212	(209,250)	(200,783)	(1,140)	(201,923)

Deferred tax recovery	(a)	(27,643)	(5,809)	(33,452)	(20,919)	(6,510)	(27,429)
Current tax recovery		(1,526)	-	(1,526)	(1,399)	-	(1,399)
Net loss		(180,293)	6,021	(174,272)	(178,465)	5,370	(173,095)

Other comprehensive income	(e)	642	-	642	642	-	642
Total comprehensive loss		(179,651)	6,021	(173,630)	(177,823)	5,370	(172,453)

Reconciliation of consolidated statement of cash flows

The restatement from Canadian GAAP to IFRS had no significant impact on the Company’s statement of cash flows for the three and six months ended June 30, 2010. The differences in income, as previously disclosed, were offset by changes in non-cash items, resulting in no impact to operating cash flow. In addition, there was no net impact on the cash flows generated by the Company. As a result, a quantitative reconciliation was not prepared.

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2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

All significant differences that resulted in an adjustment to comprehensive income for the three and six months ended June 30, 2010 are as follows:

(a) Deferred income taxes

IFRS requires that where non-monetary assets and liabilities are measured in the Company’s functional currency, but where the Company’s taxable profit or loss is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in deferred tax assets or liabilities. Under Canadian GAAP, the recognition of deferred income tax assets and deferred income tax liabilities due to exchange rate differences were not accounted for. This difference, which was partially offset by the tax effect of other IFRS transition adjustments, resulted in an increase in the deferred tax recovery for the three and six months ended June 30, 2010.

(b) Amortization of property, plant and equipment

Under IFRS, the Company allocates costs incurred for plant and equipment upon initial recognition to significant components, and amortizes components separately over their estimated useful lives. Under Canadian GAAP, the Company calculated amortization at the asset level. Furthermore, under IFRS the Company deducts an asset’s residual value in calculating the depreciable amount of each asset. These differences resulted in an increase in amortization and depletion expense for the three and six months ended June 30, 2010.

During 2009, the Company entered into two sale-leaseback transactions. In both cases, a deferred gain on leaseback was recognized and recorded in other liabilities, since the consideration received in the leaseback was greater than the net book value at the time of the transaction. As a result of adjusting accumulated amortization at the date of the leaseback transaction under IFRS, as described above, the deferred gain recognized for these transactions was also impacted.

The impact of these adjustments is summarized as follows:

	Three months	Six months
	ended	ended
Statement of comprehensive income (in thousands):	June 30, 2010	June 30, 2010
Amortization and depletion	$16	$226
Other (expense) / income	(409)	(818)
Adjustment before income taxes	$(393)	$(592)

(c) Provisions

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires specified changes in reclamation provisions to be added or deducted from the cost of the asset to which it relates. The Company has elected to apply an IFRS 1 exemption with respect to the recording of the reclamation asset on transition, which allows the Company to restate this amount by discounting the reclamation provision to the date that it first arose and then depreciating the resulting asset to January 1, 2010. The application of the IFRS 1 exemption resulted in a decrease in amortization and depletion expense for the three and six months ended June 30, 2010.

Under IFRS, the Company's policy is to capitalize foreign exchange gains and losses on its reclamation provision to the reclamation asset, where they will be amortized over the life of the reclamation asset. Foreign exchange gains and losses on the reclamation provision were expensed in profit or loss under Canadian GAAP. The impact of this adjustment was to increase foreign exchange loss and amortization and depletion expense for the three months ended June 30, 2010, and decrease foreign exchange loss and increase amortization and depletion expense for the six months ended June 30, 2010.

The impact of these adjustments is summarized as follows:

	Three months	Six months
	ended	ended
Statement of comprehensive income (in thousands):	June 30, 2010	June 30, 2010
Amortization and depletion	$(21)	$(42)
Finance costs	(3)	(6)
Foreign exchange loss	275	(91)
Adjustment before income taxes	$251	$(139)

In addition to the adjustments summarized above, there was also a reclassification required upon the adoption of IFRS. Under Canadian GAAP, accretion expense was presented as part of amortization, depletion and accretion expense. Under IFRS, accretion expense is presented as part of finance costs. This reclassification amounted to $0.1 million and $0.2 million for the three and six months ended June 30, 2010, respectively.

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2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(d) Share-based compensation

The Company grants options, in certain situations, to contractors that provide services similar to employees. Under IFRS, the fair value of these options must be determined at the date of grant, whereas under Canadian GAAP the fair value was determined on the date the options were earned. In addition, for all options, the Company must estimate the expected option forfeiture rate at the date of grant, as opposed to accounting for them as they occur. These differences resulted in an increase in general and administrative expense for the periods ending June 30, 2010.

(e) Employee future benefits

Under Mexican labour law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. These severance benefits accumulate over the employee’s years of service, and under Canadian GAAP, were accounted for as defined benefit plans. Under IFRS, these benefits are considered termination benefits and are expensed as incurred. In addition, the Company has elected the IFRS 1 exemption for employee future benefits, which allows the Company to recognize all cumulative actuarial gains and losses in deficit at the date of transition to IFRS. These differences resulted in a decrease in the Company’s employee future benefits liability for all periods presented, a decrease in inventory, and a decrease in production costs for the three and six months ended June 30, 2010.

(f) Borrowing costs

The Company has elected to apply the IFRS 1 exemption for borrowing costs, which permits the Company to apply the requirements of IAS 23 prospectively from the transition date. As a result, an adjustment was made on transition to derecognize all borrowing costs that had been previously capitalized under Canadian GAAP. Application of the IFRS 1 exemption resulted in a decrease in amortization and depletion expense for the three and six months ended June 30, 2010.

The impact of these adjustments is summarized as follows:

	Three months	Six months
	ended	ended
Statement of comprehensive income (in thousands):	June 30, 2010	June 30, 2010
Amortization and depletion	$(28)	$(56)
Finance costs	(41)	(14)
Adjustment before income taxes	$(69)	$(70)

(g) Impairment of non-financial assets

The Company performed a goodwill impairment test at the date of transition and determined that there was no adjustment required upon transition to IFRS on January 1, 2010. In the second quarter of 2010, the Company recognized an impairment charge as a result of the suspension of operations at the El Cubo mine. Under IFRS, the impairment charge was impacted by the requirement to deduct the estimated costs to sell from the fair value determination, as well as differences in net book value of the El Cubo assets under IFRS. These differences resulted in an increase in the impairment charge for the three and six months ended June 30, 2010 of $1.7 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

(i) Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, and materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

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2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserves and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserves and resources estimates to substantially change from period to period. Actual production could differ from amounts expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold and silver prices.

(iii) Business combinations

Acquisitions of businesses are accounted for using the acquisition method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. The purchase price includes the fair value of the assets transferred and the equity interests issued by the Company. Significant estimates are made in calculating the fair value of assets transferred in a business acquisition, including estimates of the mineral reserves acquired, estimates of gold contained in ore stacked on leach pads, future gold and silver prices, future costs to produce proven and probable reserves, foreign exchange rates and discount rates.

(iv) Goodwill and non-financial assets

Goodwill and other non-financial assets are assessed for impairment at the cash-generating unit level, on at least an annual basis, by comparing the calculated recoverable amount to the asset’s carrying amount. If the recoverable amount of the cash-generating unit exceeds its carrying amount, goodwill is considered not to be impaired. If the carrying amount of a cash-generating unit exceeds its recoverable amount, a potential impairment exists. Significant estimates are made in calculating the recoverable amount of a cash-generating unit, including estimates of future costs to produce proven and probable reserves, future gold and silver prices, foreign exchange rates and discount rates.

(v) Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

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2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(vi) Reclamation provisions

Reclamation provisions arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of a reclamation obligation in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values are measured by discounting the best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, which are discounted to their present value for each mine operation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the country in which the mine is located. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. The Company prepares estimates of the timing and amounts of expected cash flows when the liability is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause the expected value of future cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective. Significant estimates are made when estimating the fair value of reclamation provisions. Expected cash flows relating to reclamation provisions could occur over periods up to ten years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a reclamation provision, the fair value of reclamation provisions can materially change over time.

CONTROLS AND PROCEDURES

On April 8, 2011, the Company completed the acquisition of Capital Gold. The results of Capital Gold’s operations have been included in the Company’s consolidated financial statements as of the acquisition date. However, the Company has not had sufficient time to appropriately assess the disclosure controls and procedures and internal controls over financial reporting used by Capital Gold, and to integrate them with those of the Company. As a result, the disclosure controls and procedures and internal controls over financial reporting surrounding the operation of this entity were excluded from the Company’s evaluation as at June 30, 2011. The Company is in the process of integrating the Capital Gold operations, and will be including the acquired entities within its annual assessment of internal control over financial reporting at December 31, 2011.

The acquisition date financial information for Capital Gold is included in the discussion regarding the acquisition contained in this MD&A and in Note 5 of the consolidated financial statements. The following is a summary of financial information for Capital Gold as at and for the three months ended June 30, 2011:

Summary financial data (in thousands)	June 30, 2011
Revenue from mining operations	$25,109
Net earnings	5,545
Total assets	502,823

At the end of the second quarter of 2011, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, and subject to the scope limitation above, the Chief Executive Officer and Chief Financial Officer concluded that the design of disclosure controls and procedures and internal control over financial reporting were effective as of June 30, 2011, the end of the period covered by this report, to ensure that material information relating to the Company would be made known to them.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three and six months ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		Q2 2011		Q1 2011		Q4 2010		Q3 2010		Q2 2010		Q1 2010		Q4 2009	(7)		Q3 2009 (7)

Gold ounces sold		43,798		26,031		28,207		26,361		28,151		29,056		38,249			29,858
Silver ounces sold		1,219,058		1,060,306		1,170,723		1,202,713		1,257,683		1,339,658		1,509,511			1,249,252
Gold equivalent ounces sold (realized)(1)		74,767		50,681		51,439		45,099		47,499		49,392		62,462			49,305
Gold equivalency ratio(2)		39		43		50		64		65		66		62			64
Gold ounces produced		43,714		25,882		29,384		27,018		29,231		28,431		36,829			31,536
Silver ounces produced		1,235,341		1,035,174		1,199,829		1,189,769		1,280,201		1,284,071		1,465,098			1,265,645
Gold equivalent ounces produced (realized)(1)		75,073		49,854		53,030		45,520		48,955		48,061		60,407			51,062
Revenue from mining operations		$112,904		$70,313		$71,017		$55,518		$57,044		$54,687		$68,220			$47,906
Production costs, excluding amortization and depletion		$32,398		$18,993		$20,484		$19,648		$24,145		$25,580		$27,113			$23,845
Earnings / (loss) before other items		$43,809		$23,552		$25,409		$12,447		$(211,480)		$12,226		$21,543			$(2,117)
Net earnings / (loss)		$24,523		$11,786		$29,256		$9,170		$(174,272)		$1,177		$13,653			$(1,213)
Net earnings / (loss) per share, basic		$0.15		$0.09		$0.21		$0.07		$(1.26)		$0.01		$0.10			$(0.01)
Net earnings / (loss) per share, diluted(3)		$0.15		$0.09		$0.21		$0.07		$(1.26)		$0.01		$0.10			$(0.01)
Cash from / (used in) operations		$54,413		$33,621		$35,640		$31,237		$15,694		$15,012		$31,597			$13,875
Net free cash flow(4)		$20,739		$6,411		$7,125		$3,945		$(12,900)		$(7,803)		$8,950			$(4,588)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil		$	Nil
Total cash costs, per gold equivalent ounce (realized)(4)(8)		$384		$382		$407		$445		$520		$527		$445			$500
Total cash costs, per gold ounce(4)		$(414)		$(572)		$(395)		$(114)		$52		$120		$35			$191
Average realized gold price(5)		$1,509		$1,386		$1,381		$1,230		$1,201		$1,107		$1,093			$971
Average realized silver price(5)		$38.39		$32.30		$27.40		$19.19		$18.47		$16.81		$17.54			$15.15
Gold equivalent ounces sold (55:1)(6)		65,962		45,309		49,493		48,228		51,018		53,413		65,694			52,572
Gold equivalent ounces produced (55:1)(6)		66,175		44,703		51,199		48,650		52,506		51,778		63,467			54,549
Total cash costs per gold equivalent ounce (55:1)(4)(6)(8)		$435		$427		$423		$416		$484		$487		$423			$469
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q3 2009 and Q2 2010 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 28.
(5)	Average realized prices are on a per ounce basis.
(6)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the Company’s long-term gold equivalency ratio of 55:1.
(7)	The effective transition date from Canadian GAAP to IFRS was January 1, 2010. As a result, these quarters have not been restated to IFRS.
(8)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

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2011 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, and International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the financial statements for the three and six months ended June 30, 2011). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; future cash flows; estimates regarding the future costs related to exploration at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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